SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

 30 August 2024

Prudential plc - Scrip Dividend Alternative

Following our announcement on 28 August 2024 of a 2024 first interim dividend of 6.84 US cents per ordinary share, we are pleased to confirm that a scrip dividend alternative will be offered in respect of the 2024 first interim dividend in accordance with the shareholder approval obtained at the 2024 annual general meeting.

Elections for the scrip dividend alternative must be received by the deadlines specified in the timetable below.

The scrip dividend alternative will involve the issuance of relevant new ordinary shares on the Hong Kong line only. Prudential plc ("Prudential") will make available a share dealing facility (the "Dealing Facility") to enable shareholders who are not able to hold their shares on the Hong Kong line to participate in the scrip dividend alternative. Full particulars of the scrip dividend and the Dealing Facility are expected to be provided to shareholders on or around 13 September 2024 and the terms and conditions of the scrip dividend scheme will subsequently also be made available on Prudential's website. The scrip dividend alternative is conditional upon the Financial Conduct Authority, the London Stock Exchange, the Hong Kong Stock Exchange and the Singapore Stock Exchange granting the listing of and permission to deal in the new shares to be issued under the scrip dividend.

The scrip dividend alternative is offered in addition to the Dividend Reinvestment Plan (DRIP), which continues to be available to shareholders on the UK register. The DRIP enables the relevant shareholders to elect to invest their cash dividends in the purchase of Prudential shares in the market. Further information on the DRIP is available at https://www.prudentialplc.com/en/investors/shareholder-information/dividend/dividend-reinvestment-plan

2024 first interim dividend timetable (scrip dividend alternative and DRIP)

Ex-dividend date	5 September 2024 (Hong Kong, UK and Singapore)
Record date	6 September 2024
Announcement of scrip reference price(1)	12 September 2024
Expected publication of scrip dividend circular and mandate forms	On or around 13 September 2024
Deadline for receipt of scrip elections	5.30pm (Singapore time) on 20 September 2024 (Singapore) 5.00pm (UK time) (UK) or 4.30pm (Hong Kong time) (Hong Kong)(2) on 30 September 2024
Deadline for receipt of Dividend Re-investment Plan elections	5.00pm (UK time) on 30 September 2024 (UK)
Payment date, where cash dividends are paid and scrip shares are issued (other than scrip shares to be sold under the Dealing Facility)	23 October 2024 (Hong Kong, UK and ADR holders) On or around 30 October 2024 (Singapore)

Notes:

(1)   The price used to calculate the number of new ordinary shares offered under the scrip dividend alternative is the average middle-market price of the shares of Prudential on the London Stock Exchange over a five-day dealing period commencing on the ex-dividend date and converted to US Dollars using the WMR spot exchange rates quoted by Bloomberg in London at or around 11.00am on 11 September 2024.

(2)   The latest time for returning the mandate form by Hong Kong shareholders may be extended, as the case may be, if a tropical cyclone warning signal number 8 or above, or "extreme conditions" announced by the Government of Hong Kong, or a "black" rainstorm warning signal is in force in Hong Kong on Monday, 30 September 2024. Details will be provided in the circular which is expected to be published on or around 13 September 2024.

(3)   Currency election details were announced on 28 August 2024 and are not included in this announcement.

(4)   All shares bought back by Prudential awaiting cancellation on the Record Date are not eligible for the 2024 first interim dividend.

Shares held on the UK register via CREST

On 10 September 2024, Prudential's registrar, Computershare Investor Services PLC ("Computershare"), will distribute Electronic Election Entitlements (EEEs) (Interim ISIN code GB00BSFVB225) for ordinary shares to all holders of Prudential shares in CREST ("CREST Shareholders") on the dividend record date of Friday, 6 September 2024. To make an election, CREST Shareholders will be required to transfer an appropriate number of entitlement shares into a CREST member account via an Unmatched Stock Event ("USE") transaction. There will be a separate account designated to each option, and these details will be made available in the CREST system.

Elections via CREST should be received by Computershare no later than 5.00pm (UK time) on 30 September 2024. If the USE is not settled by such deadline, the dividend will be paid in cash in the default currency. CREST Shareholders will need to ensure that their election is made to the appropriate CREST Member Account as detailed in the Corporate Action event that will be made available in the CREST system by Euroclear UK & International Limited ("Euroclear") against the Interim ISIN Code GB00BSFVB225.

An election via CREST will not apply in respect of future dividends. Euroclear will centrally delete all existing dividend election instruction messages previously submitted on Prudential ordinary Shares, prior to the Record Date. Furthermore, it will not be possible to submit dividend election instruction messages from this date as this functionality will be removed in CREST from the ordinary shares. Therefore, in order to avoid automatically receiving the cash dividend in its default currency, elections will need to be made via the Dividend with Options (DWO) for every future dividend.

Contacts

Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 9611 2981
Sonia Tsang	+852 5580 7525	William Elderkin	+44 (0)20 3977 9215
		Darwin Lam	+852 2918 6348

About Prudential plc

Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

The ISIN code for the ordinary shares of Prudential is GB0007099541 and the TIDM code is PRU.

https://www.prudentialplc.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 August 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Ben Bulmer

Ben Bulmer
Chief Financial Officer